Exhibit 99.2
July 28, 2015
Independent Members of the Board of Directors
c/o Scorpio Bulkers Inc. (the “Company”)
Le Millenium, 9, Boulevard Charles III
Monaco, 98000
Monaco

 Dear Sirs:
I write on behalf of Monarch Alternative Capital LP, the investment manager for certain investment funds that own shares of the Company (collectively, “Monarch”).
As you know, Monarch is a founding shareholder of the Company and remains one of its largest shareholders.  We are deeply disappointed that the stock of the Company has declined in price by 80% since its IPO.  We believe that a meaningful portion of the decline in stock price could have been avoided with better decisions by management and the Board and better corporate governance procedures.
Because of our concerns with management’s decisions and the Company’s corporate governance, we asked for a meeting with you, the independent directors of the Company, outside of the presence of management, so that we could have a constructive discussion regarding these matters.  We believe that the independent Board members have a unique responsibility to shareholders and we hoped to have the opportunity to engage in a dialogue with you outside of the presence of the management team that you are responsible for evaluating.
Following nearly a month of attempts, we have been unable to secure the Company’s agreement (through the Board’s Chairman) to make at least one independent director available to us without a member of senior management present.  Because of the Company’s refusal, while we would have preferred a face-to-face meeting to begin a dialogue on these matters, we believe that we have no alternative but to speak to the independent directors through this letter.
We believe that the first steps towards remedying the problems we refer to above, reducing the discount at which the Company’s stock trades relative to its peers and improving the corporate governance of the Company are as follows:
1)	The Company should resume its asset sale program and use the proceeds to buy back stock. The Company’s stock trades at a deep discount to net asset value (“NAV”) and any buybacks of stock will be accretive to NAV.
2)	The Company should add two new independent directors to the Board, chosen in consultation with the largest shareholders, including Monarch, in order to better align the Company with shareholder interests.
3)	The Company should improve shareholder communications with the Board by making the lead independent director available for quarterly meetings with the largest shareholders and by hiring an investor relations firm reporting directly to an independent committee of the Board to inform directors of the manner in which the Company and its management are perceived by investors and the reasons why the Company’s common stock trades at a meaningful discount to its peer group. We believe this feedback from sophisticated investors will help the Board make better decisions and give the Company a valuable source of information separate and apart from management.
4)	The Board should institute special procedures for equity offerings given how poorly previous equity offerings have been received by investors. The Board should hire an independent advisor to advise it on future equity offerings and should also be directly involved in discussions with underwriters. Note that independent advisors on equity offerings are paid out of the spread on the offerings and do not result in any incremental cost to the Company. We believe that greater involvement by directors in the recent equity offering would have resulted in more favorable terms for the Company.
5)	The Board should remove the poison pill it recently put in place to encourage large shareholders such as Monarch to know they are welcome as shareholders of the Company. We believe that a consolidation of the Company’s shareholder base with a strong lead shareholder would help eliminate the discount at which the Company’s stock trades relative to its peers.
6)
The Company should publicly disclose (i) full copies of (and any amendments to) all material agreements with the Scorpio Group and its affiliates that have not been previously disclosed, (ii) all current and historical business relationships and personal relationships between the independent directors and Scorpio Group and its principals, (iii) an itemization of amounts paid or to be paid to Scorpio Group or its affiliates in connection with publicly disclosed vessel sales and (iv) the compensation structure of management and management’s employment contracts.  This information would assist shareholders in evaluating the performance of management and the Company’s ongoing relationship with the Scorpio Group.

We renew our request for a meeting with either the lead independent director or all of the independent directors as a group outside of the presence of management to discuss the above proposals as well as the circumstances surrounding the recent equity offering and other concerns that we have.  We believe that the unwillingness of the Company to make the independent directors available for a meeting, free of management, is an indication that the independent directors are not operating independently of management.  We call on the independent directors to reconsider this position and look forward to hearing from you at your earliest convenience.
Thank you.
Best regards,
Monarch Alternative Capital LP, on behalf of certain of its advisory clients

By:  s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Chief Executive Officer